News Release

TransAlta Reports First Quarter 2016 Results

CALGARY, Alberta (May 3, 2016) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) today reported first quarter 2016 comparable EBITDA([1]) of $279 million and comparable FFO(1) of $196 million, in line with expectations and tracking to the guidance provided for 2016. Comparable EBITDA increased by $4 million compared to the same period in 2015 with all segments other than U.S. Coal delivering similar or improved results over last year. Power prices in Alberta were at historic low levels during the quarter and impacted our hydro and wind assets in the province. The impact of lower prices on our coal facilities was mostly mitigated by our high level of contracts and hedges. Cost reduction initiatives and contributions from renewables assets acquired last year also offset the impact of lower prices in Alberta. Comparable FFO for the quarter decreased by $15 million compared to the same period in 2015. Last year, comparable FFO was positively impacted by realized currency gains.

“We delivered strong operational and financial performance in the first quarter this year despite persisting low prices in Alberta and the Pacific Northwest. We remain on track to achieve our guidance ranges for 2016 as previously disclosed,” said Dawn Farrell, President and Chief Executive Officer. “We believe the operating and financial steps taken in 2015, along with our commitment to work with the provincial government to secure a mutually beneficial coal transition arrangement, provide a solid foundation and have positioned the Company for the future. We continue to focus on supporting a transition that works for all stakeholders while maintaining maximum financial flexibility and benefiting from growth in gas-fired and renewable generation as we transition to clean power.”

During the quarter, we repaid the balance on our credit facilities of approximately $315 million through a combination of cash flows from operations and cash proceeds received from TransAlta Renewables for its purchase of economic interests in certain Canadian assets completed in January. The strengthening of the Canadian dollar at the end of March also contributed to the reduction in debt balances from December.

First Quarter Highlights

•	Continued to advance the construction of the South Hedland power project. The bulk of the major equipment has arrived at site. We continue to expect the project to be delivered on schedule and on budget in mid-2017.
•	On Jan. 14, 2016, we revised our dividend to $0.16 per common share on an annualized basis from $0.72 previously, and suspended our dividend reinvestment plan. As a result, our annual dividend payments going forward will be approximately $46 million, down from $205 million, increasing our financial flexibility.
•	On March 16, 2016, the Alberta Government appointed Terry Boston, the former CEO of North America’s largest power system, as Coal Phase-out Facilitator to lead discussions on coal transition as part of the Climate Leadership Plan. Discussions with the coal-fired generators, including TransAlta, are now in progress.
•	At March 31, 2016, we had a total of $2.1 billion of committed credit facilities, of which $1.5 billion was available, compared to $1.3 billion as at December 31, 2015. The $0.6 billion of credit utilized under these facilities was comprised entirely of letters of credit. We are in compliance with the terms of the credit facilities and all undrawn amounts are fully available. These facilities are comprised of a $1.5 billion committed syndicated bank facility expiring in 2019, and four bilateral credit facilities expiring in 2017. We anticipate renewing these facilities, based on reasonable commercial terms, prior to their maturities.
•	During the quarter, TransAlta’s 12 million Series A Preferred Shares reached their first reset date. Approximately 10.2 million shares will now pay fixed dividends of nearly $0.68 per share annually until their next reset date in 2021 (down from $1.15 per share) and approximately 1.8 million shares were converted into Series B Preferred Shares, which currently pay dividends of approximately $0.62 per share (down from $1.15 per share) on an annualized basis, adjusted quarterly. The declaration of dividends remains subject to approval by the Board of Directors.

(1) These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Comparable FFO and Comparable FCF and Earnings and Other Measures on a Comparable Basis sections of this quarter’s MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

First Quarter 2016 Review by Segment

Comparable EBITDA (in CAD$ millions)	3 Months Ended
	March 31, 2016	March 31, 2015
Canadian Coal	103	95
U.S. Coal(1)	(4)	22
Canadian Gas(1)	65	57
Australian Gas(1)	31	27
Wind and Solar	61	55
Hydro	18	14
Energy Marketing	23	23
Corporate	(18)	(18)
Total Comparable EBITDA	279	275

•	Canadian Coal: Comparable EBITDA in the first quarter was $103 million, $8 million higher than the same period last year as cost reductions and effective hedging strategies have offset lower prices on uncontracted generation. Availability was also higher than last year.
•	U.S. Coal: Comparable EBITDA was a $4 million loss for the quarter, down $26 million compared to the same period in 2015 due to lower realized prices and mark-to-market losses on financial contracts put in place to hedge our future generation. The first quarter of 2015 benefited from higher price hedges entered into in a higher price environment in 2014.
•	Canadian Gas: Comparable EBITDA increased by $8 million during the first quarter to $65 million compared to the same period in 2015. Last year’s results included $4 million of unrealized mark-to-market losses on our gas, compared to a gain of $3 million this quarter.
•	Australian Gas: Comparable EBITDA increased by $4 million during the first quarter compared to the same period in 2015, due to additional revenues from the natural gas pipeline that was commissioned in late March 2015.
•	Wind and Solar: Comparable EBITDA increased $6 million during the quarter, compared to the same period in 2015, due to the contribution of projects with a combined capacity of 136 MW acquired during the second half of 2015. Higher generation from the portfolio caused by stronger wind resources compared to last year offset the impact of lower prices in Alberta.
•	Hydro: Comparable EBITDA increased by $4 million to $18 million, primarily due to an adjustment of prior year production volumes and cost reduction initiatives.
•	Energy Marketing: Comparable EBITDA remained consistent with 2015.
•	Corporate: Our Corporate overhead costs during the quarter have remained similar to 2015, as our cost reductions were offset by reduced allocations to our business segments.

(1) Beginning this quarter, we have chosen to disaggregate presentation of the Gas reportable segment into its two operating segments, Canadian Gas and Australian Gas. Previously included legacy costs of the non-operating U.S. Gas function have been re-allocated to U.S. Coal to align with management’s internal monitoring practices. Comparative segmented results for 2015 have been restated to align with separate reporting of the two segments and the reallocation of the non-operating costs.

Consolidated Financial Review

Comparable EBITDA for the quarter totaled $279 million, up slightly from $275 million in the same period last year with all segments other than U.S. Coal delivering similar or improved levels over last year. Asset acquisitions in 2015 contributed positively to our results in the first quarter of 2016.

Comparable FFO for the quarter decreased by $15 million to $196 million compared to the same period in 2015, mainly due to lower realized foreign exchange gains, and an increase in long-term receivables, partially offset by a reduction to provisions. Comparable free cash flow decreased by $24 million as a result of lower comparable FFO and increased non-controlling interest dividend payments associated with the additional shares issued and sold to non-controlling interests in TransAlta Renewables in 2015 and 2016.

During the quarter, comparable net earnings attributable to common shareholders was $14 million ($0.05 net earnings per share), down from comparable net earnings of $26 million ($0.09 net earnings per share) in 2015. The decrease was primarily due to higher earnings attributable to non-controlling interests, resulting from higher outstanding shares of TransAlta Renewables owned by the public.

Reported net earnings attributable to common shareholders([3]) was $62 million ($0.22 net earnings per share) compared to a net loss of $40 million ($0.14 net loss per share) for the same period in 2015. Last year, net earnings were reduced by a $55 million income tax charge associated with the sale of an economic interest in our Australia business to TransAlta Renewables and a negative change in the fair value of de-designated and economic hedges at U.S. Coal. Reported earnings in 2016 includes the effects of non-comparable unrealized losses on intercompany financial instruments that are attributable only to the non-controlling interests.

(1) 2015 restated to reflect prior period correction to tax. Refer to the Accounting Changes section of this quarter’s MD&A.

Operating Review

Availability for the quarter, after adjusting for economic dispatching at U.S. Coal, was 92.3 per cent compared to 91.3 per cent in 2015, as a result of lower unplanned outages at Canadian Coal.

Production for the three months ended March 31, 2016 decreased by 1,033 gigawatt hours compared to the same period in 2015, primarily due to the restructuring of the Poplar Creek contractual arrangement that was completed in late 2015 and low prices in Ontario and the Pacific Northwest.

Total sustaining capital expenditures (including flood recovery capital) were $59 million for the quarter compared to $70 million last year. Planned major outages for 2016 include full major turnarounds of two Canadian Coal units that we operate, and two that our partners operate. During the first quarter, we replaced one planned full scope major turnaround with limited scope major turnaround work on two units that we operate. Our planned outages also include significant work at our hydro facilities, including a stator/generator replacement. One of our partners completed a major turnaround of one Canadian Coal unit that we do not operate in the first quarter of 2016, and in April we completed the planned outage of a second unit that we operate. The two limited scope turnaround projects were also completed in the first quarter. As a result, we now have only one more planned major outage at the Canadian Coal facilities that we operate for the rest of this year, and one at units that our partners operate.

During the first quarter of 2016, we reduced our estimate of sustaining capital expenditures for the full year from our previous estimate by approximately $25 million, to reflect the reduced scope of a major turnaround, deferral of the Ghost river diversion project to a subsequent year, and other savings and deferrals.

(1) 2015 restated to reflect prior period correction to tax. Refer to the Accounting Changes section of this quarter’s MD&A.

Recent Events

Sundance and Sheerness PPA Terminations

In March 2016, the buyers under the legislated Sundance and Sheerness PPAs announced their intention to transfer their respective obligations under the PPAs to the Balancing Pool as a result of a Change in Law. The Balancing Pool is presently investigating whether these transfers are permitted by the terms of the PPAs in the current circumstances and, if so, when the transfers would become effective. The outcome remains uncertain. If the Balancing Pool confirms the transfers, it will assume the role of the buyers and carry out the responsibilities of the buyers under the PPAs, including dispatching the generating units and making capacity and energy payments to TransAlta until the end of the PPA terms. Pursuant to the Electric Utilities Act (Alberta), the Balancing Pool can also choose to terminate the PPAs after following the requirements of legislation, which would include paying TransAlta an amount equal to the applicable. closing net book value of the generating units. TransAlta does not presently expect the transfer of the PPAs to the Balancing Pool to have a material impact on our business.

Credit Ratings Outlook

As at March 31, 2016 we maintain investment grade ratings from three credit rating agencies. During the first quarter of 2016, credit rating agencies DBRS and Fitch affirmed our investment grade credit rating with negative outlooks. The negative outlook is a reflection of low energy prices and concerns over coal transition in Alberta. We remain focused on strengthening our financial position by de-leveraging our capital structure and securing a fair agreement with the Government of Alberta to assist them in their goal to transition the generation in the province to gas and renewables.

South Hedland

We continued to advance the construction of the South Hedland power project. Major equipment has been arriving on schedule and the bulk of the major equipment has arrived at site. We continue to expect the project to be delivered on schedule and on budget in mid-2017. When completed, the project is expected to contribute approximately $80 million of EBITDA annually. Total construction cost for the project is still AUD$570 million and will be funded by cash generated by the business.

Conversion of Series A Preferred Shares to Series B Preferred Shares

On March 17, 2016, 1,824,620 of our 12 million Series A Cumulative Redeemable Fixed Rate Reset Preferred Shares were tendered for conversion, on a one-for-one basis, into Series B Cumulative Redeemable Floating Rate Preferred Shares. For the next five years, the Series A Shares will pay a fixed cumulative preferential cash dividend of $0.67725 per share annually (down from $1.15 per share), subject to the Board’s dividend declaration. The Series B Shares will pay quarterly floating rate cumulative preferential cash dividends set at the sum of the 90 day Government of Canada Treasury Bill rate plus 2.03 per cent. The annualized quarterly dividend rate for the Series B Shares for the 3-month floating rate period for the second quarter 2016 is $0.623 per share.

First Quarter 2016 Financial and Operational Highlights

In $CAD millions, unless otherwise stated	3 Months Ended
	March 31, 2016	March 31, 2015
Adjusted availability (%) (1)	92.3%	91.3%
Production (GWh) (1)	8,867	9,900
Revenue	$568	$593
Comparable EBITDA	$279	$275
Net earnings (loss) attributable to common shareholders(2)	$62	($40)
Comparable net earnings attributable to common shareholders	$14	$26
Comparable Funds from Operations	$196	$211
Cash Flow from Operating Activities	$275	$153
Comparable Free Cash Flow	$86	$110

Net earnings (loss) per common share attributable to common shareholders(2)	$0.22	($0.14)
Comparable net earnings per share	$0.05	$0.09
Comparable Funds from Operations per share	$0.68	$0.76
Comparable Free Cash Flow per share	$0.30	$0.40
Dividends declared per common share	$0.04	$0.18

(1) Adjusted for economic dispatching at U.S. Coal.

(2) 2015 restated to reflect prior period correction to tax. Refer to the Accounting Changes section of this quarter’s MD&A.

The complete report for the quarter, including MD&A and unaudited interim financial statements, as well as our quarterly presentation, will be available on the Investors section of our website: www.transalta.com.

Conference call

We will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) today to discuss our first quarter 2016 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jaeson Jaman" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/powering-investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-669-9658 (Canada and USA toll free) or 1-604-674-8052 (Outside of Canada) with TransAlta pass code 00391 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009; and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at www.transalta.com or follow us on Twitter @TransAlta.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: TransAlta’s business and anticipated future financial performance; our expected strategies and opportunities; expected comparable EBITDA, comparable FFO and comparable free cash flow ranges for 2016; our annual dividend amount; expected governmental regulatory regimes and legislation (including the Government of Alberta’s Climate Leadership Plan) and the timing of the implementation of such regimes and regulations; our ability to achieve a beneficial outcome in connection with the coal-fired generation transition being pursued pursuant to the Alberta Climate Leadership Plan; the impact of the transfer of the Alberta PPAs to the Balancing Pool; our plans and strategies relating to repositioning our capital structure and strengthening our balance sheet, including as it relates to our ability to renew our credit facilities; and the construction and commissioning of the South Hedland power project and its expected timing, costs and benefits. By their nature, forward-looking information requires us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking information will not prove to be accurate and readers are cautioned not to place undue reliance on our forward-looking information as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; equipment failure and our ability to carry out repairs in a cost effective and timely manner, including unplanned outages at generating facilities and associated capital investments; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; legislative or regulatory developments and their impacts, including the outcome of the coal-fired generation transition under the Government of Alberta’s Climate Leadership Plan; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where we operate; deterioration of credit markets; and impediments to the construction of South Hedland. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com